UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated August 6, 2015: DryShips Inc. Reports Financial and Operating Results for the Second Quarter 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: August 7, 2015	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE SECOND QUARTER 2015

August 6, 2015, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, an international provider of marine transportation services for drybulk and petroleum cargoes, and through its affiliate, Ocean Rig UDW Inc., or Ocean Rig, of offshore deepwater drilling services, today announced its unaudited financial and operating results for the second quarter ended June 30, 2015.

Second Quarter 2015 Financial Highlights

➢

For the second quarter of 2015, the Company reported a net loss of $1.44 billion, or $2.17 basic and diluted loss per share.

Included in the second quarter 2015 results are:

- A one-time non-cash loss of $1.35 billion, or $2.03 per share, as a result of the deconsolidation of Ocean Rig.

- Impairment charge on one drybulk vessel, of $83.9 million, or $0.13 per share.

- Other non-cash losses related to the previously announced settlement of receivables and new employment entered into with one of our charterers, of $45.8 million, or $0.07 per share.

Excluding these items, the Company’s net results would have amounted to a net income of $36.5 million, or $0.06 per share. (1)

➢

The Company reported Adjusted EBITDA of $243.4 million for the second quarter of 2015, as compared to $248.8 million for the second quarter of 2014. (1)

Recent Highlights

- On July 30, 2015, the Company reached an agreement with Ocean Rig to exchange the remaining outstanding balance of $80.0 million owed to Ocean Rig under the $120.0 million Exchangeable Promissory Note, for 17,777,778 shares of Ocean Rig owned by the Company.

- On July 30, 2015, Ocean Rig’s Board of Directors decided to suspend its quarterly dividend until market conditions improve.

- As of August 6, 2015, the tankers Saga, Belmar, Lipari, Bordeira and Petalidi were delivered to their new owners.

_______________________________

1)The net result includes Ocean Rig results up to June 8, 2015, which were also adjusted for the minority interests of 42.24% not owned by DryShips Inc. common stockholders.

(2)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“Dryships second quarter results were burdened with one-off non-cash losses mainly associated with the deconsolidation of Ocean Rig. More recently, our stake in Ocean Rig has fallen even further as a result of the settlement of the $120 million promissory note by means of shares of Ocean Rig. Following the consummation of the transaction, Dryships will continue to remain the largest single shareholder in Ocean Rig with an approximately 40% direct ownership.

“We are currently focused on the delivery of our tankers to their new owners. We have already delivered 3 Suezmax tankers and 2 Aframax tankers and we expect to deliver the remaining 5 tankers by the end of September 2015.

“Going forward, Dryships’ cashflow will be driven solely by the conditions of the drybulk market, given also the recent dividend suspension announced by Ocean Rig. We believe that the recent improvement in the drybulk market, while helpful, does not significantly change our outlook for a challenging environment in the next 18 months, and we remain prepared for the uncertainty ahead.”

Financial Review: 2015 Second Quarter – Drilling segment included up to June 8, 2015

The Company recorded net loss of $1.44 billion, or $2.17 basic and diluted loss per share, for the three-month period ended June 30, 2015, as compared to a net loss of $5.6 million, or $0.01 basic and diluted loss per share, for the three-month period ended June 30, 2014. Adjusted EBITDA(1) was $243.4 million for the second quarter of 2015, as compared to $248.8 million for the same period in 2014.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $37.4(3)  million for the three-month period ended June 30, 2015, as compared to $41.7 million for the three-month period ended June 30, 2014. For the tanker segment, net voyage revenues amounted to $39.2 million for the three-month period ended June 30, 2015, as compared to $14.2 million for the same period in 2014. For the offshore drilling segment, revenues from drilling contracts decreased by $117.7 million to $323.7 million for the three-month period ended June 30, 2015, as compared to $441.4 million for the three-month period ended June 30, 2014.

Total vessels’, drilling rigs’ and drillships’ operating expenses and total depreciation and amortization decreased to $136.2 million and to $90.8 million, respectively, for the three-month period ended June 30, 2015, from $213.0 million and $112.7 million, respectively, for the three-month period ended June 30, 2014. Total general and administrative expenses decreased to $31.5 million in the second quarter of 2015, from $41.5 million during the same period in 2014.

Interest and finance costs, net of interest income, amounted to $69.9 million for the three-month period ended June 30, 2015, compared to $86.0 million for the three-month period ended June 30, 2014.

The Time Charter Equivalent(2) , or TCE, rate for our drybulk fleet was $10,813 per day per vessel in the three month period ended June 30, 2015, as compared to $12,064 per day per vessel in the corresponding period of 2014.  The Time Charter Equivalent, or TCE, rate for our tanker fleet was $43,221 per day per vessel in the three month period ended June 30, 2015 which is a significant improvement compared to the $15,650 per day per vessel TCE rate in the corresponding period of 2014.

__________________

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

(2) Time Charter Equivalent is a non-GAAP measure; please see later in this press release for definition.

(3) Does not include accrual for the provision of the purchase options and write off in overdue receivables under certain time charter agreements.

Fleet List

The table below describes our fleet profile as of August 6, 2015:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Capesize:
Rangiroa	2013	206,026	Capesize	$12,500	Aug-19	Feb-20
Negonego	2013	206,097	Capesize	$12,500	Aug-19	Feb-20
Fakarava	2012	206,152	Capesize	$12,500	Aug-19	Feb-20
Raiatea	2011	179,078	Capesize	$12,500	Aug-19	Feb-20
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	$12,500	Aug-19	Feb-20
Cohiba	2006	174,234	Capesize	$12,500	Aug-19	Feb-20
Montecristo	2005	180,263	Capesize	$12,500	Aug-19	Feb-20
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$12,500	Aug-19	Feb-20
Partagas	2004	173,880	Capesize	$12,500	Aug-19	Feb-20
Alameda	2001	170,662	Capesize	$12,500	Aug-19	Feb-20
Capri	2001	172,579	Capesize	$12,500	Aug-19	Feb-20

Panamax:
Raraka	2012	76,037	Panamax	Spot	N/A	N/A
Woolloomooloo	2012	76,064	Panamax	Spot	N/A	N/A
Amalfi	2009	75,206	Panamax	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	T/C Index linked	Jul-16	Sep-16
Catalina	2005	74,432	Panamax	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Saldanha	2004	75,707	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	T/C Index linked	Sep-16	Nov-16
Bargara	2002	74,832	Panamax	T/C Index linked	Sep-16	Nov-16
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	T/C Index linked	Aug-16	Oct-16
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	N/A	N/A
Topeka	2000	74,716	Panamax	Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot	N/A	N/A

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A
	Year Built/or			Gross rate	Redelivery
	Scheduled Delivery	DWT	Type	Per day	Earliest	Latest

Tanker fleet
Suezmax:
Vilamoura(1)	2011	158,622	Suezmax	Spot	N/A	N/A
Aframax:
Alicante(1)	2013	115,708	Aframax	Spot	N/A	N/A
Mareta(1)	2013	115,796	Aframax	Spot	N/A	N/A
Calida(1)	2012	115,812	Aframax	Spot	N/A	N/A
Daytona(1)	2011	115,896	Aframax	Spot	N/A	N/A

(1) Sold, expect to be delivered to new owners during Q3 2015.

Drilling Rigs/Drillships:

Total backlog as of August 3, 2015 amounted to $4.3 billion.

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q1 – 16	Operating Area Norwegian Continental Shelf
Eirik Raude	2002	Q4 – 15	Falkland Islands
Ocean Rig Corcovado	2011	Q2 – 18	Brazil
Ocean Rig Olympia	2011	Q2 – 16(1)	Angola
Ocean Rig Poseidon	2011	Q2 – 17	Angola
Ocean Rig Mykonos	2011	Q1 – 18	Brazil
Ocean Rig Mylos	2013	Q3 – 16	Brazil
Ocean Rig Skyros	2013	Q3 – 21	Angola
Ocean Rig Athena	2014	Q2 – 17	Angola
Ocean Rig Apollo	2015	Q2 – 18	West Africa
Newbuildings
Ocean Rig Santorini	Q2 2016	N/A	N/A
Ocean Rig Crete	Q1 2018	N/A	N/A
Ocean Rig Amorgos	Q1 2019	N/A	N/A

(1) Total E&P Angola has redelivered the Ocean Rig Olympia on completion of its well on March 9, 2015 and ahead of the contractual redelivery date of August 2015. We are presently in discussions with Total EP Angola and intend to legally defend our rights should we fail to reach an amicable solution.

Drybulk Carrier and Tanker Segment Summary Operating Data(unaudited)

(Dollars in thousands, except average daily results)

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2015	2014	2015
Average number of vessels(1)	38.7	39.0	38.4	39.0
Total voyage days for vessels(2)	3,453	3,458	6,791	6,864
Total calendar days for vessels(3)	3,526	3,549	6,946	7,059
Fleet utilization(4)	97.9%	97.4%	97.8%	97.2%
Time charter equivalent(5)	$12,064	$10,813	$12,801	$10,675
Vessel operating expenses (daily)(6)	$6,602	$6,543	$6,466	$6,450

Tanker	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2015	2014	2015
Average number of vessels(1)	10.0	10.0	10.0	10.0
Total voyage days for vessels(2)	910	906	1,810	1,806
Total calendar days for vessels(3)	910	910	1,810	1,810
Fleet utilization(4)	100.0%	99.6%	100.0%	99.8%
Time charter equivalent(5)	$15,650	$43,221	$20,190	$39,225
Vessel operating expenses (daily)(6)	$7,286	$6,955	$7,215	$6,751

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of dry-docking days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including dry-docking days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Does not include accrual for the provision of the purchase options and write off in overdue receivables under certain time charter agreements.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2015	2014	2015
Voyage revenues(7)	$49,616	$42,239	$103,024	$87,839
Voyage expenses	(7,960)	(4,847)	(16,092)	(14,567)
Time charter equivalent revenues	$41,656	$37,392	$86,932	$73,272
Total voyage days for fleet	3,453	3,458	6,791	6,864
Time charter equivalent TCE	$12,064	$10,813	$12,801	$10,675

Tanker	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2015	2014	2015
Voyage revenues	$36,624	$54,814	$79,938	$104,879
Voyage expenses	(22,383)	(15,656)	(43,394)	(34,038)
Time charter equivalent revenues	$14,241	$39,158	$36,544	$70,841
Total voyage days for fleet	910	906	1,810	1,806
Time charter equivalent TCE	$15,650	$43,221	$20,190	$39,225

DryShips Inc.

Financial Statements

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2015	2014	2015

REVENUES:
Voyage revenues	$86,240	$79,460	$182,962	$169,488
Revenues from drilling contracts	441,433	323,722	802,197	725,805
	527,673	403,182	985,159	895,293

EXPENSES:
Voyage expenses	30,343	20,503	59,486	48,605
Vessel operating expenses	29,907	29,550	57,970	57,750
Drilling rigs and drillships operating expenses	183,089	106,696	334,604	259,623
Depreciation and amortization	112,658	90,840	219,935	209,536
Vessels impairment and other	-	112,178	-	168,809
General and administrative expenses	41,544	31,519	90,635	74,807
Legal settlements and other, net	(734)	(2,173)	870	(2,803)

Operating income	130,866	14,069	221,659	78,966

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(86,042)	(69,860)	(200,293)	(146,348)
Loss on interest rate swaps	(9,628)	(1,768)	(12,403)	(11,448)
Other, net	2,642	(4,506)	2,538	(6,435)
Income taxes	(15,142)	(17,341)	(23,933)	(36,931)
Total other expenses, net	(108,170)	(93,475)	(234,091)	(201,162)

Net income/(loss)	22,696	(79,406)	(12,432)	(122,196)

Loss due to deconsolidation of Ocean Rig	-	(1,347,106)	-	(1,347,106)
Equity in earnings of affiliate	-	8,851	-	8,851
Net income attributable to Non controlling interests	(28,330)	(22,662)	(27,753)	(39,029)

Net loss attributable to DryShips Inc.	$(5,634)	$(1,440,323)	$(40,185)	$(1,499,480)

Net loss attributable to DryShips Inc. common stockholders	(5,749)	(1,440,515)	(40,300)	(1,499,745)
Loss per common share, basic and diluted	$(0.01)	$(2.17)	$(0.10)	$(2.26)
Weighted average number of shares, basic and diluted	413,097,655	664,830,988	411,363,240	664,830,988

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2014	June 30, 2015

ASSETS

Cash, cash equivalents and restricted cash (current and non-current)	$658,936	$40,729
Vessels held for sale	-	530,640
Other current assets	568,341	104,345
Advances for vessels and drillships under construction and related costs	623,984	-
Vessels, net	2,141,617	1,416,225
Drilling rigs, drillships, machinery and equipment, net	6,259,747	-
Investment in affiliate	-	523,067
Other non-current assets	118,978	930
Total assets	10,371,603	2,615,936

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	5,517,613	1,001,774
Total other liabilities	563,602	165,444
Total stockholders’ equity	4,290,388	1,448,718
Total liabilities and stockholders’ equity	$10,371,603	$2,615,936

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel impairments and certain other non-cash items as described below, dry-dockings, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net loss to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015

Net loss attributable to Dryships Inc	$(5,634)	$(1,440,323)	$(40,185)	$(1,499,480)

Add: Net interest expense	86,042	69,860	200,293	146,348
Add: Depreciation and amortization	112,658	90,840	219,935	209,536
Add: Dry-dockings and class survey costs	2,663	4,412	5,322	8,249
Add: Impairment losses and other	-	129,771	-	192,039
Add: Loss due to deconsolidation of Ocean Rig	-	1,347,106	-	1,347,106
Add: Income taxes	15,142	17,341	23,933	36,931
Add: Loss on interest rate swaps	9,628	1,768	12,403	11,448
Add: Net income attributable to Non controlling interests	28,330	22,662	27,753	39,029
Adjusted EBITDA	$248,829	$243,437	$449,454	$491,206

Conference Call and Webcast: August 7, 2015

As announced, the Company’s management team will host a conference call on Friday, August 7, 2015 at 9:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until August 14, 2015. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. DryShips also has as an affiliate Ocean Rig, an offshore deepwater drilling services, which owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to Ocean Rig during 2016, 1 of which is scheduled to be delivered during 2018 and 1 of which is scheduled to be delivered during 2019.  DryShips owns a fleet of 39 drybulk carriers, comprising 13 Capesize, 24 Panamax and 2 Supramax with a combined deadweight tonnage of approximately 4.3 million tons, and 5 Aframax tankers, comprising 1 Suezmax and 4 Aframax, with a combined deadweight tonnage of over 0.6 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and dayrates and vessel and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more vessels or drilling units, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more customers, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, complications associated with repairing and replacing equipment in remote locations, limitations on insurance coverage, such as war risk coverage, in certain areas, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com